UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ICAGEN, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

983844101

(CUSIP Number)

Timothy Tyson

c/o Icagen, Inc.

4222 Emperor Blvd, Suite 350

Research Triangle Park, Durham, North Carolina 27703

(919) 941-5206

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983844101	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Timothy Tyson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF	7	SOLE VOTING POWER 349,686
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 349,686
WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 349,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 983844101	13D	Page 3 of 7 Pages

Item 1.   Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Icagen, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4222 Emperor Blvd, Suite 350, Research Triangle Park, Durham, North Carolina 27703.

Item 2.   Identity and Background.

(a), (f)	This Schedule 13D is being made by Timothy Tyson.

(b)	The principal business address for Mr. Tyson is 101 Merritt 7, Norwalk, Ct 06851.

(c)	Mr. Tyson is the Chairman and Chief Executive Officer of Avara Pharmaceutical Services.

(d)	Mr. Tyson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Tyson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Tyson is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

See the response to Item 4, which is incorporated by reference herein.

Item 4.   Purpose of the Transaction.

Between April 12, 2017 and April 13, 2017, the Issuer sold in a private placement offering (the “April 2017 Offering”) to three (3) investors, including Mr. Tyson through the Trust (as defined below), pursuant to a securities purchase agreement (the “April 2017 Purchase Agreement”) entered into with each investor, 150 units at a price of $10,000 per unit (the “April 2017 Units”) consisting of a note (the “April 2017 Note”) in the principal amount of $10,000 and a five year warrant (the “April 2017 Warrants”) to acquire 1,500 shares of the Common Stock, at an exercise price of $3.50 per share. The aggregate cash proceeds to the Issuer from the sale of the 150 April 2017 Units was $1,500,000. Mr. Tyson participated in the April 2017 Offering by acquiring through the Tyson Revocable Trust, of which Mr. Tyson is the sole trustee (the “Trust”), 50 Units using $500,000 of his personal funds.

The April 2017 Notes bear interest at a rate of 8% per annum and mature on the earlier of (a) the date that is thirty (30) days after the date of issuance or (b) the closing of the Issuer’s next debt financing. Pursuant to a Security and Pledge Agreement (the “April 2017 Security Agreement”) the Notes are secured by a lien on all of the current assets of the Issuer (excluding the equity of and assets of the Issuer’s wholly owned subsidiary, Icagen-T, Inc. (“Icagen-T”)). Amounts overdue bear interest at a rate of 1% per month.

The April 2017 Warrants have an initial exercise price of $3.50 per share and are exercisable for a period of five years from the date of issuance. Each April 2017 Warrant is exercisable for one share of Common Stock, which resulted in the issuance of warrants exercisable to purchase an aggregate of 225,000 shares of Common Stock, of which 75,000 were issued to the Trust. The April 2017 Warrants are subject to adjustment in the event of stock splits and other similar transactions. In addition, Mr. Tyson has the right to exchange the April 2017 Warrants for a like number of warrants to be issued to the lender in the Issuer’s next debt financing.

CUSIP No. 983844101	13D	Page 4 of 7 Pages

On June 30 2016, the Issuer sold in a private placement offering (the “June 2016 Offering”) to 11 investors, , pursuant to a securities purchase agreement (the “June 2016 Purchase Agreement”) entered into with each investor, 104.5 units at a per unit price of $10,000, each unit (the “June 2016 Units”) consisting of a note (the “June 2016 Note”) in the principal amount of $10,000 and a five year warrant (the “June 2016 Warrants”) to acquire 1,500 shares of Common Stock, at an exercise price of $3.50 per share. On July 7, 2016, the Issuer sold an additional 10 units in the June 2016 Offering to Mr. Tyson. The aggregate cash proceeds to the Issuer from the sale of the 114.5 Units was $1,145,000.

Mr. Tyson participated in the June 2016 Offering by acquiring through the Trust 10 June 2016 Units using $100,000 of his personal funds.

The June 2016 Notes bear interest at a rate of 8% per annum and mature on June 30, 2017. Pursuant to a Security and Pledge Agreement (the “June 2016 Security Agreement”) the Notes are secured by a lien on all of the current assets of the Issuer (excluding the equity of and assets of Icagen-T). Amounts overdue bear interest at a rate of 1% per month.

The June 2016 Warrants have an initial exercise price of $3.50 per share and are exercisable for a period of five years from the date of issuance. Each such warrant is exercisable for one share of Common Stock, which resulted in the issuance of June 2016 Warrants exercisable to purchase an aggregate of 171,750 shares of Common Stock, of which 15,000 were issued to the Trust. The June 2016 Warrants are subject to adjustment in the event of stock splits and other similar transactions.

On December 31, 2014, the Issuer sold in a private placement offering (the “December 2014 Offering”) pursuant to a securities purchase agreement (the “December 2014 Purchase Agreement”) 716,981 units at a per unit price of $7.00, each unit (the “December 2014 Units”) consisting of four (4) shares of Common Stock and a five year warrant (the “December 2014 Warrants”) to acquire one (1) share of Common Stock at an exercise price of $1.75 per share (which was adjusted to $3.50 subsequent to a reverse stock split effected by the Issuer), to accredited investors, including Mr. Tyson through the Trust, for aggregate cash proceeds of $5,018,867 pursuant to a master purchase agreement entered into with the investors. On January 7, 2015, the Issuer consummated the second closing of the December 2014 Offering and sold an additional 548,019 December 2014 Units for additional aggregate cash proceeds of $3,836,133. The aggregate total number of units sold in both closings was 1,265,000 for total gross proceeds of $8,855,000. The sale was part of a private placement offering in which the Issuer offered for sale on a “best efforts–all or none” basis up to 571,429 units (gross proceeds of $4,000,000 and on a “best efforts” basis the remaining 693,571 units for a maximum of 1,265,000 Units (gross proceeds of $8,855,000).

The December 2014 Warrants contain cashless exercise provisions, have an initial exercise price of $1.75 per share ($3.50 post reverse stock split) and are exercisable for a period of five (5) years from the date of issuance. Each Investor Warrant is exercisable for one (1) share of Common Stock, which resulted in the issuance of Investor Warrants exercisable to purchase an aggregate of 1,265,000 shares of Common Stock in the Offering (632,500 post reverse stock split).

Mr. Tyson participated in the December 2014 Offering by acquiring through the Trust with his personal funds 35,714 December 2014 Units consisting of 285,712 shares of Common Stock (142,856 shares post-reverse stock split) and Investor Warrants to purchase 71,428 shares (35,714 shares post-reverse stock split) shares of Common Stock.

The foregoing descriptions of the April 2017 Note, April 2017 Warrants, April 2017 Purchase Agreement, April 2017 Security Agreement, June 2016 Note, June 2016 Warrants, June 2016 Purchase Agreement, June 2016 Security Agreement, December 2014 Warrants and December 2014 Purchase Agreement are qualified in their entirety by reference to the full text of the forms of such documents, copies of which are included as Exhibits 1, 2, 3, 4, 5 6, 7, 8, 9 and 10, respectively, to this Schedule 13D and are incorporated by reference herein.

CUSIP No. 983844101	13D	Page 5 of 7 Pages

On October 1, 2013, Mr. Tyson was awarded options exercisable for 10,000 shares of Common Stock at an exercise price of $5.00 per share for his services as a director, all of which are vested.

On April 1, 2014, Mr. Tyson was awarded options exercisable for 66,000 shares of Common Stock at an exercise price of $5.00 per share for his services as a director, all of which are vested.

On May 19, 2016, Mr. Tyson was awarded options exercisable for 12,500 shares of Common Stock at an exercise price of $3.50 per share for his services as a director, of which 3,588 are vested and 694 will vets within the next 60 days.

On March 15, 2017, Mr. Tyson was awarded options exercisable for 10,000 shares of Common Stock at an exercise price of $3.50 per share for his services as a director, of which 833 will vets within the next 60 days.

Item 5.   Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based on 6,393,107 shares of Common Stock outstanding as of April 12, 2017.

Mr. Tyson is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of: (a) 142,856 shares of Common Stock and warrants to purchase an aggregate of 125,714shares of Common Stock (consisting of 75,000 April 2017 Warrants, 15,000 June 2016 Warrants and 35,714 December 2014 Warrants); and (b) options to purchase an aggregate of 98,500 shares of Common, of which 81,115 are vested as of April 12, 2017 or vest within 60 days thereof;

Mr. Tyson is the beneficial owner of, and has the shared power to vote or direct the vote and to dispose or direct the disposition of 0 shares of Common Stock.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Tyson (on the basis of 6,393,107 shares of Common Stock outstanding as of April 12, 2017) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
	349,686	5.4%

(b)	Number of shares of Common Stock as to which Mr. Tyson has:

(i) Sole power to vote or to direct the vote:	349,686

(ii) Shared power to vote or to direct the vote:	0

(iii) Sole power to dispose or to direct the disposition of:	349,686

(iv) Shared power to dispose or to direct the disposition of:	0

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 983844101	13D	Page 6 of 7 Pages

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See the responses to Item 4 and Item 5, which are incorporated by reference herein.

Item 7.    Material to be filed as Exhibits.

Exhibit 1:	Form of Note Issued to Investors (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed April 14, 2017)

Exhibit 2:	Form of Warrant Issued to Investors (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on April 14, 2017)

Exhibit 3:	Form of Securities Purchase Agreement between Icagen, Inc. and Investors Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on April 14, 2017)

Exhibit 4:	Form of Security and Pledge Agreement between Icagen, Inc. and Investors (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on April 14, 2017)

Exhibit 5:	Form of Note Issued to Investors (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed July 7, 2016)

Exhibit 6:	Form of Warrant Issued to Investors (incorporated by reference to Exhibit 4.2 of the Issuer’s Current Report on Form 8-K filed on July 7, 2016)

Exhibit 7:	Form of Securities Purchase Agreement between Icagen, Inc. and Investors Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on July 7, 2016)

Exhibit 8:	Form of Security and Pledge Agreement between Icagen, Inc. and Investors (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on July 7, 2016)

Exhibit 9:	Form of Warrant Issued to Investors (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K filed on January 7, 2015)

Exhibit 10:	Form of Securities Purchase Agreement between Icagen, Inc. and Investors Agreement (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 7, 2015)

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 983844101	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2017

/s/ Timothy Tyson
Timothy Tyson

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
4/12/2017	Warrants to purchase 75,000 shares of Common Stock	*

*As described in this Schedule 13D, on April 12, 2017, Mr. Tyson acquired securities consisting of a note in the principal amount of $500,000 and Warrants to purchase an aggregate of up to 75,000 shares of Common Stock.